                                                                       Exhibit 2

November 1, 2005
Board of Directors
iPayment, Inc.
40 Burton Hills Boulevard, Suite 415
Nashville, Tennessee 37215

Ladies and Gentlemen,

     I am writing to inform you of my renewed interest in acquiring, through one or more entities to be formed by me (and by other management shareholders who I may in the future invite to join me), all of the outstanding shares of common stock, par value $.01 per share, of iPayment, Inc. (other than shares owned by me and by any such management shareholders) at a price of $43.00 per share. This proposal represents a 20% premium over the closing price of iPayment's shares yesterday, a 13% premium over the proposal I made to the company on May 13, 2005, and a premium of 36% over the Company's stock price prior to that proposal.

     I have determined to make this proposal after giving a good deal of thought to the options facing me as an executive and as a shareholder, and to the options facing the company's shareholders more generally. As I have indicated in the past, I firmly believe that a transaction of this sort would reduce the costs and management efforts incident to the Company's status as a public company and enable management to focus on operating the Company's business and on value creation. After the board rejected my initial proposal and commenced a formal process of exploring alternatives, I and other members of management expressed our desire to be a constructive force in that process. Accordingly, I withdrew my prior expression of interest and management made presentations about the company and its business, met with prospective purchasers, and permitted the company and its advisors to represent to interested parties that the management team would participate in a transaction and remain with the company.

     Upon further consideration, I must inform you that, at the price levels the company is seeking, I have decided that I am not prepared to "roll over" my shares into a transaction led by a third party. Phrased differently, while I am prepared to lead, arrange and organize an acquisition as described in this letter, and while I and, I believe, key members of management would be prepared, for an appropriate incentive package, to remain with the company following a transaction led by others, I am not prepared to invest in a sponsor's or other partner's deal or have my shares treated differently than those of others in such a transaction at these price levels.

     I believe that the transaction I am proposing would be attractive to the company and its shareholders and represents the best price available for the purchase of the company's shares. In addition, the transaction could move forward swiftly and with minimal contingencies. I am, of course, intimately familiar with the company, and the process of negotiating a definitive agreement would accordingly be smooth. I would not expect burdensome representations or schedules or need to conduct diligence. While I would require a financing condition, given the advanced stage of discussions that the company and its advisors have had with financing sources, I believe I could deliver firm financing commitments quite quickly and that those commitments would minimize any uncertainties associated with the financing.

     In short, my proposal, which is of course subject to the negotiation of mutually acceptable definitive documentation, offers a substantial premium over relevant benchmarks and could be effectuated swiftly and with minimal uncertainty.

     If you have any questions, do not hesitate to contact me.
     Sincerely,

     /s/ Greg Daily
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     Greg Daily